UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MuleSoft, Inc.

(Name of Subject Company)

MuleSoft, Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.000025 per share

Class B Common Stock, par value $0.000025 per share

(Title of Class of Securities)

Class A Common Stock – 625207105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Rob Horton

SVP, Corporate Development & General Counsel

MuleSoft, Inc.

77 Geary Street, Suite 400

San Francisco, California 94108

(415) 229-2009

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler

Denny Kwon

Rezwan Pavri

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2099

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MuleSoft, Inc., a Delaware corporation (“MuleSoft”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Malbec Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Salesforce (the “Offeror”). The Schedule 14D-9 relates to the offer by Offeror to exchange for each outstanding share of Class A common stock of MuleSoft, par value $0.000025 per share (“MuleSoft Class A common stock”), and Class B common stock of MuleSoft, par value $0.000025 per share (“MuleSoft Class B common stock,” and together with “MuleSoft Class A common stock,” “MuleSoft common stock” and such shares of MuleSoft common stock, “MuleSoft shares”), validly tendered and not validly withdrawn in the offer:

•	$36.00 in cash; and

•	0.0711 of a share of Salesforce common stock, par value $0.001 per share (“Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock;

in each case, without interest and less any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 2, 2018, as amended on April 23, 2018 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”). Salesforce has filed with the SEC a Registration Statement on Form S-4 dated April 2, 2018, as amended on April 23, 2018, relating to the offer and sale of shares of Salesforce common stock to be issued to holders of shares of MuleSoft common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on April 2, 2018 (as it may be amended or supplemented from time to time) by Salesforce and the Offeror. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

As further described in Item 8 of the Schedule 14D-9 under the subsection entitled ‘—Stockholder Litigation’, although MuleSoft believes that no further supplemental disclosure is required under applicable laws, MuleSoft is making available certain additional information (which it considers immaterial) to its stockholders in this Amendment No. 2. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain disclosures as set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third paragraph of the section entitled “—Arrangements between Salesforce, the Offeror and the Current Executive Officers, Directors and Affiliates of MuleSoft—Support Agreements” is hereby amended and restated to read as follows:

On April 16, 2018, the restriction on certain supporting stockholders that any transfer of MuleSoft common stock by such supporting stockholder would require the transferee to agree to be bound by the terms of the support agreement was waived by Salesforce with respect to approximately 2 million shares of MuleSoft common stock in the aggregate transferred to certain charitable organizations. The shares of MuleSoft common stock subject to the support agreements (assuming the transfers of MuleSoft common stock described above are made without the transferee agreeing to be bound by the terms of the support agreement) represent approximately 1% of the shares of Class A common stock, 95% of the shares of Class B common stock and 28% of the shares of MuleSoft common stock outstanding as of March 28, 2018.

The last sentence of the fourth paragraph of the section entitled “—Arrangements between Salesforce, the Offeror and the Current Executive Officers, Directors and Affiliates of MuleSoft—Support Agreements” is hereby amended and restated to read as follows:

Assuming this conversion (and assuming the transfers of MuleSoft common stock described in the preceding paragraph are made without the transferee agreeing to be bound by the terms of the support agreement), the shares of MuleSoft common stock subject to the support agreements represent approximately 28% of the voting power of all outstanding shares of MuleSoft common stock as of March 28, 2018.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

By adding a new sentence at the end of the first paragraph of the section entitled “—Projected Financial Information” to read as follows:

In addition, the projections were later used to prepare the NOL forecasts (as defined below), which were used in connection with the illustrative discounted cash flow analysis on MuleSoft performed by Goldman Sachs (see “—Opinion of MuleSoft’s Financial Advisor—Illustrative Discounted Cash Flow Analysis”).

The eleventh paragraph of the section entitled “—Projected Financial Information” is hereby amended and restated to read as follows:

The following table presents the projections (which are unaudited) for the calendar years 2018 to 2021, and extended projections (which are unaudited) for the calendar years 2022 to 2037.

	Actuals	Financial Projections (information for calendar years 2022 through 2037 are extended from management projections for calendar years 2018 through 2021)
FYE December	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Subscription Revenue	$238	$356	$531	$781	$1,098	$1,460	$1,869	$2,336	$2,803	$3,223	$3,626	$3,989	$4,348	$4,696	$5,025	$5,326	$5,592	$5,844	$6,078	$6,321	$6,574
Services Revenue	$58	$92	$106	$156	$220	$290	$368	$456	$544	$620	$693	$756	$818	$876	$930	$978	$1,019	$1,056	$1,090	$1,124	$1,160

Total Revenue(1)	$296	$449	$637	$937	$1,317	$1,750	$2,237	$2,792	$3,347	$3,844	$4,319	$4,745	$5,166	$5,572	$5,955	$6,304	$6,611	$6,900	$7,167	$7,445	$7,734

EBIT (Non-GAAP) (2)	$(52)	$(57)	$(34)	$(11)	$25	$82	$168	$289	$441	$615	$792	$981	$1,188	$1,412	$1,647	$1,891	$2,049	$2,208	$2,365	$2,457	$2,552

Stock Based Comp	$(28)	$(47)	$(63)	$(89)	$(121)	$(155)	$(193)	$(233)	$(271)	$(301)	$(327)	$(346)	$(363)	$(377)	$(387)	$(410)	$(430)	$(449)	$(466)	$(484)	$(503)
Other Income	$1	$4	$5	$5	$5	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Profit Before Tax (GAAP) (3)	$(78)	$(99)	$(93)	$(95)	$(91)	$(73)	$(24)	$56	$170	$314	$465	$634	$825	$1,035	$1,260	$1,481	$1,620	$1,760	$1,899	$1,973	$2,049

Cash Taxes		$(3)	$(4)	$(5)	$(7)	$(10)	$(12)	$(14)	$(44)	$(82)	$(121)	$(165)	$(214)	$(269)	$(328)	$(385)	$(421)	$(457)	$(494)	$(513)	$(533)
Depreciation and Amortization	$(7)	$(7)	$(10)	$(13)	$(17)	$(24)	$(31)	$(39)	$(53)	$(70)	$(84)	$(99)	$(113)	$(128)	$(141)	$(154)	$(166)	$(177)	$(187)	$(197)	$(206)

EBITDA (Non-GAAP) (4)	$(45)	$(50)	$(24)	$2	$42	$107	$199	$328	$494	$685	$876	$1,079	$1,301	$1,539	$1,789	$2,045	$2,215	$2,385	$2,552	$2,654	$2,758

(-) Taxes		$(3)	$(4)	$(5)	$(7)	$(10)	$(12)	$(14)	$(44)	$(82)	$(121)	$(165)	$(214)	$(269)	$(328)	$(385)	$(421)	$(457)	$(494)	$(513)	$(533)
(+) Change in Deferred Revenue		79	105	145	177	196	213	234	234	210	201	181	180	174	164	151	133	126	117	122	126
(-) Change In NWC		($35)	($47)	($75)	($95)	($108)	($122)	($139)	($139)	($124)	($119)	($107)	($105)	($102)	($96)	($87)	($77)	($72)	($67)	($69)	($72)
(-) CapEx		$(17)	$(19)	$(28)	$(40)	$(52)	$(67)	$(84)	$(100)	$(115)	$(130)	$(142)	$(155)	$(167)	$(179)	$(189)	$(198)	$(207)	$(215)	$(223)	$(232)

Unlevered FCF(5)		$(27)	$10	$38	$77	$132	$210	$324	$444	$573	$708	$847	$1,006	$1,175	$1,351	$1,534	$1,652	$1,774	$1,894	$1,970	$2,048

(-) SBC		$(47)	$(63)	$(89)	$(121)	$(155)	$(193)	$(233)	$(271)	$(301)	$(327)	$(346)	$(363)	$(377)	$(387)	$(410)	$(430)	$(449)	$(466)	$(484)	$(503)

Unlevered FCF Less SBC (For DCF)(6)		$(73)	$(53)	$(50)	$(43)	$(23)	$17	$91	$174	$273	$381	$501	$643	$798	$964	$1,124	$1,222	$1,325	$1,428	$1,486	$1,545

(1)	We define “Total Revenue” as the sum of the total subscription and services revenue attributable to MuleSoft.
(2)	We define “EBIT” as earnings attributable to MuleSoft, before interest expense and taxes.
(3)	We define “Profit Before Tax” as Total Revenue, less expenses, before tax.
(4)	We define “EBITDA” as earnings attributable to MuleSoft, before interest expense, taxes, depreciation and amortization.
(5)	We define “Unlevered FCF” as cash flow before interest expense.
(6)	We define “Unlevered FCF Less SBC” as Unlevered FCF, less stock-based compensation.

By inserting a new paragraph immediately following the eleventh paragraph of the section entitled “—Projected Financial Information” to read as follows:

The following table presents the NOL forecasts (which are unaudited) for the calendar years 2018 to 2027.

FYE December ($ in millions)	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
(information for calendar years 2022 through 2027 are extended from management projections for calendar years 2018 through 2021)
Taxable Income	$(99)	$(93)	$(95)	$(91)	$(73)	$(24)	$56	$170	$314	$465

NOLs
Beginning Balance	$232	$331	$424	$518	$609	$682	$707	$651	$481	$167
(+) New NOLs	99	93	95	91	73	24	0	0	0	0
(-) NOLs Used	0	0	0	0	0	0	(56)	(170)	(314)	(167)

Ending balance	331	424	518	609	682	707	651	481	167	0

Tax Benefit	$0	$0	$0	$0	$0	$0	$12	$36	$66	$35

% Tax Rate	21%	21%	21%	21%	21%	21%	21%	21%	21%	21%

By inserting the words “and the NOL forecasts” after the word “projections” in each instance where it appears in each of the second through tenth and thirteenth through fifteenth paragraphs (before giving effect to the new paragraph described above) of the section entitled “—Projected Financial Information.

By inserting a new paragraph immediately following the third paragraph of the section entitled “—Opinion of MuleSoft’s Financial Advisor” to read as follows:

Although certain internal financial analyses and forecasts for Salesforce prepared by its management were provided to and reviewed by Goldman Sachs in connection with the transaction, such analyses and forecasts were not utilized by Goldman Sachs to perform its financial analyses in connection with rendering its fairness opinion.

The section entitled “—Opinion of MuleSoft’s Financial Advisor—Illustrative Present Value of Future Share Price Analysis” is hereby amended and restated to read as follows:

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of MuleSoft common stock using the forecasts, which is designed to provide an indication of the present value of a theoretical value of MuleSoft’s equity as a function of MuleSoft’s one-year forward revenue estimates. For this analysis, Goldman Sachs used certain financial information from the forecasts for each of the fiscal years ended December 31, 2019, 2020 and 2021.

Goldman Sachs first calculated illustrative enterprise values of MuleSoft for the fiscal years ended December 31, 2019, 2020 and 2021 by multiplying the respective one-year forward revenue estimates for the fiscal years ended December 31, 2019, 2020 and 2021 from the forecasts by enterprise value to revenue multiples ranging from 7.0x to 8.0x. The illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current and historical enterprise value to revenue multiples for MuleSoft and the selected companies. Goldman Sachs then added the $347 million in assumed net cash (which amount was the Company’s net cash as of December 31, 2017, as provided by Company management) as of the relevant year-end per the forecasts from such enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end diluted shares of MuleSoft common stock outstanding, which were calculated based on the fully diluted shares outstanding at December 31, 2017 and a 1.75% year-over-year share count dilution, as provided by MuleSoft’s management. Goldman Sachs then calculated the present values of each implied future value per share of MuleSoft common stock by discounting the implied future values per share of MuleSoft common stock to December 31, 2017, using a discount rate of 13.0%, reflecting Goldman Sachs’ estimate of MuleSoft’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including an estimated beta for MuleSoft, as well as certain financial metrics for the United States financial markets in general. The following table summarizes the results of Goldman Sachs’ analysis:

Year Ended December 31	Implied Present Value Per Share of MuleSoft Common Stock Based on Illustrative Enterprise Value to Revenue Multiple of 7.0x to 8.0x
2019	$26.91–30.49
2020	$33.76–38.34
2021	$40.89–46.49

The section entitled “—Opinion of MuleSoft’s Financial Advisor— Illustrative Discounted Cash Flow Analysis” is hereby amended and restated to read as follows:

Illustrative Discounted Cash Flow Analysis. Using the forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on MuleSoft. Using discount rates ranging from 11.0% to 14.0%, reflecting Goldman Sachs’ estimate of MuleSoft’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2017 (i) estimates of Unlevered FCF Less SBC for MuleSoft for the years 2018 through 2037 as reflected in the forecasts and (ii) a range of illustrative terminal values for MuleSoft, which were calculated by applying perpetuity growth rates ranging from 2.0% to 4.0%, to a terminal year estimate of the free cash flow to be generated by MuleSoft, as reflected in the forecasts for 2037 (which analysis implied exit terminal year NTM EBITDA multiples ranging from 4.7x to 8.0x). In addition, using discount rates ranging from 11.0% to 14.0%, Goldman Sachs discounted to present value as of December 31, 2017 estimates for MuleSoft’s net operating losses (which we refer to as “NOLs”) per share, based on the estimated benefits of NOLs for the years 2018 through 2027 as provided by management, as reflected in the NOL forecasts (which we refer to as the “NOL analysis”). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including MuleSoft’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for MuleSoft, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for MuleSoft by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for MuleSoft the $347 million in net cash of MuleSoft as of December 31, 2017, in each case, as provided by the management of MuleSoft to derive a range of illustrative equity values for MuleSoft. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of MuleSoft common stock, as provided by the management of MuleSoft to derive a range of illustrative present values per share ranging from $20.21 to $38.31 including the net present value of the NOLs of $0.34—$0.41 per share of MuleSoft common stock reflected in the NOL analysis.

The fifth paragraph of the section entitled “—Opinion of MuleSoft’s Financial Advisor— General” is hereby amended and restated to read as follows:

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of MuleSoft, Salesforce, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to MuleSoft in connection with, and participated in certain of the negotiations leading to, the transactions. Goldman Sachs expects to receive fees for its services in connection with the transactions, the principal portion of which is contingent upon consummation of the transactions, and MuleSoft has agreed to reimburse certain of its expenses arising out of its engagement, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to MuleSoft and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as an underwriter on MuleSoft’s initial public offering in March 2017. During the two year period ended March 20, 2018, Goldman Sachs’ Investment Banking Division has recognized compensation for financial advisory and/or underwriting services provided to MuleSoft and/or its affiliates in the aggregate of approximately $5.0 million. During the two year period ended March 20, 2018, Goldman Sachs’ Investment Banking Division has not performed any financial advisory and/or underwriting services for Salesforce or any of its affiliates for which it has recognized compensation. Goldman Sachs may also in the future provide investment banking services to MuleSoft, Salesforce and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULESOFT, INC.

Date: April 23, 2018	By:	/s/ Matthew Langdon
	Name:	Matthew Langdon
	Title:	Chief Financial Officer